SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Liberty Broadband Corporation

(Name of Issuer)

Series A common stock, $0.01 par value

(Title of Class of Securities)

530307107

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 530307107
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Kalon Portfolios, L.L.C. 27-1490745
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 843,339
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 843,339
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 843,339
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.2%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 530307107
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Heliant Manager, L.L.C. 27-1289787
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 843,658
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 843,658
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 843,658
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.2%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 530307107
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Heliant Adviser, L.L.C. 27-1289715
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 843,658
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 843,658
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 843,658
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.2%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 530307107
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. 13-3799946
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 855,313
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 855,313
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 855,313
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.3%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 530307107
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 1,273,899
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 1,287,819
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,819
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.9%
12.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 530307107
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 1,273,899
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 1,287,819
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,819
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.9%
12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer
Liberty Broadband Corporation

(b)	Address of Issuer's Principal Executive Offices
12300 Liberty Boulevard Englewood, Colorado 80112

Item 2.
(a)	Name of Person Filing
D. E. Shaw Kalon Portfolios, L.L.C. D. E. Shaw Heliant Manager, L.L.C. D. E. Shaw Heliant Adviser, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036

(c)	Citizenship

   D. E. Shaw Kalon Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

   D. E. Shaw Heliant Manager, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

   D. E. Shaw Heliant Adviser, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

   D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.

   D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.

   David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Series A common stock, $0.01 par value

(e)	CUSIP Number
530307107
Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4.	Ownership

As of December 31, 2016:

(a)	Amount beneficially owned:

D. E. Shaw Kalon Portfolios, L.L.C.:

843,339 shares

This is composed of (i) 750,839 shares in the name of D. E. Shaw Kalon Portfolios, L.L.C. and (ii) exposure to 92,500 shares through derivative instruments in the name of D. E. Shaw Kalon Portfolios, L.L.C.

D. E. Shaw Heliant Manager, L.L.C.:

843,658 shares

This is composed of (i) 750,839 shares in the name of D. E. Shaw Kalon Portfolios, L.L.C., (ii) exposure to 92,500 shares through derivative instruments in the name of D. E. Shaw Kalon Portfolios, L.L.C., and (iii) 319 shares in the name of D. E. Shaw Heliant Capital, L.L.C.

D. E. Shaw Heliant Adviser, L.L.C.:

843,658 shares

This is composed of (i) 750,839 shares in the name of D. E. Shaw Kalon Portfolios, L.L.C., (ii) exposure to 92,500 shares through derivative instruments in the name of D. E. Shaw Kalon Portfolios, L.L.C., and (iii) 319 shares in the name of D. E. Shaw Heliant Capital, L.L.C.

D. E. Shaw & Co., L.L.C.:

855,313 shares

This is composed of (i) 750,839 shares in the name of D. E. Shaw Kalon Portfolios, L.L.C., (ii) exposure to 92,500 shares through derivative instruments in the name of D. E. Shaw Kalon Portfolios, L.L.C., (iii) 11,512 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 319 shares in the name of D. E. Shaw Heliant Capital, L.L.C., and (v) 143 shares in the name of D. E. Shaw Asymptote Portfolios, L.L.C.

D. E. Shaw & Co., L.P.:

1,287,819 shares

This is composed of (i) 750,839 shares in the name of D. E. Shaw Kalon Portfolios, L.L.C., (ii) exposure to 92,500 shares through derivative instruments in the name of D. E. Shaw Kalon Portfolios, L.L.C., (iii) 375,021 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (iv) 11,512 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (v) 319 shares in the name of D. E. Shaw Heliant Capital, L.L.C., (vi) 143 shares in the name of D. E. Shaw Asymptote Portfolios, L.L.C., and (vii) 57,485 shares under the management of D. E. Shaw Investment Management, L.L.C.

David E. Shaw:

1,287,819 shares

This is composed of (i) 750,839 shares in the name of D. E. Shaw Kalon Portfolios, L.L.C., (ii) exposure to 92,500 shares through derivative instruments in the name of D. E. Shaw Kalon Portfolios, L.L.C., (iii) 375,021 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (iv) 11,512 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (v) 319 shares in the name of D. E. Shaw Heliant Capital, L.L.C., (vi) 143 shares in the name of D. E. Shaw Asymptote Portfolios, L.L.C., and (vii) 57,485 shares under the management of D. E. Shaw Investment Management, L.L.C.

(b)	Percent of class:
D. E. Shaw Kalon Portfolios, L.L.C.:	3.2%
D. E. Shaw Heliant Manager, L.L.C.:	3.2%
D. E. Shaw Heliant Adviser, L.L.C.:	3.2%
D. E. Shaw & Co., L.L.C.:	3.3%
D. E. Shaw & Co., L.P.:	4.9%
David E. Shaw:	4.9%

(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:
D. E. Shaw Kalon Portfolios, L.L.C.:	-0- shares
D. E. Shaw Heliant Manager, L.L.C.:	-0- shares
D. E. Shaw Heliant Adviser, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
D. E. Shaw Kalon Portfolios, L.L.C.:	843,339 shares
D. E. Shaw Heliant Manager, L.L.C.:	843,658 shares
D. E. Shaw Heliant Adviser, L.L.C.:	843,658 shares
D. E. Shaw & Co., L.L.C.:	855,313 shares
D. E. Shaw & Co., L.P.:	1,273,899 shares
David E. Shaw:	1,273,899 shares

(iii)	Sole power to dispose or to direct the disposition of:
D. E. Shaw Kalon Portfolios, L.L.C.:	-0- shares
D. E. Shaw Heliant Manager, L.L.C.:	-0- shares
D. E. Shaw Heliant Adviser, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
D. E. Shaw Kalon Portfolios, L.L.C.:	843,339 shares
D. E. Shaw Heliant Manager, L.L.C.:	843,658 shares
D. E. Shaw Heliant Adviser, L.L.C.:	843,658 shares
D. E. Shaw & Co., L.L.C.:	855,313 shares
D. E. Shaw & Co., L.P.:	1,287,819 shares
David E. Shaw:	1,287,819 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the manager and investment adviser of D. E. Shaw Valence Portfolios, L.L.C., the investment adviser of D. E. Shaw Oculus Portfolios, L.L.C., and the managing member of (i) D. E. Shaw Investment Management, L.L.C., (ii) D. E. Shaw Heliant Adviser, L.L.C., which in turn is the investment adviser of D. E. Shaw Kalon Portfolios, L.L.C. and D. E. Shaw Heliant Capital, L.L.C., and (iii) D. E. Shaw Adviser, L.L.C., which in turn is the investment adviser of D. E. Shaw Asymptote Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Oculus Portfolios, L.L.C. and the managing member of (i) D. E. Shaw Heliant Manager, L.L.C., which in turn is the manager of D. E. Shaw Kalon Portfolios, L.L.C. and D. E. Shaw Heliant Capital, L.L.C. and (ii) D. E. Shaw Manager, L.L.C., which in turn is the manager of D. E. Shaw Asymptote Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 1,273,899 shares, and the shared power to dispose or direct the disposition of 1,287,819 shares, the 1,287,819 shares as described above constituting 4.9% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 1,287,819 shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

By signing below, each of D. E. Shaw Kalon Portfolios, L.L.C., D. E, Shaw Heliant Manager, L.L.C., D. E. Shaw Heliant Adviser, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated January 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto.

Dated: February 6, 2017

D. E. Shaw Kalon Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Heliant Manager, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Heliant Adviser, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw